EXHIBIT 12

RAYONIER INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	Three Months Ended March 31,
	2002	2001
	As restated	As restated
Earnings:
Income from continuing operations	$9,401	$12,252
Add:
Income tax	3,934	6,188
Amortization of capitalized interest	656	644

	13,991	19,084

Adjustments to earnings for fixed charges:
Interest and other financial charges	15,473	19,223
Interest attributable to rentals	408	432

	15,881	19,655

Earnings as Adjusted	$29,872	$38,739

Fixed charges:
Fixed charges above	$15,881	$19,655
Capitalized interest	—	—

Total Fixed Charges	$15,881	$19,655

Ratio of Earnings as Adjusted to
Total Fixed Charges	1.88	1.97